Exhibit 1U-3.B

EB PREC Investor Owner Redemption Policy

Date: April 19, 2024

The EB PREC bylaws provide certain core terms for redemption of shares held by Investor Owners of EB PREC (“IO Shares”). Without opportunity for redemption, Investor Owners would be expected to hold their IO Shares perpetually, given that IO Shares cannot be transferred under the terms of our Bylaws, no trading market is ever expected to develop for IO Shares, and, as detailed in our Bylaws, EB PREC and its land are NOT FOR SALE.

Transparency is important to us, so in order to elaborate on certain details of the IO Share redemption process consistent with our bylaws, set a clear plan for manageable administration, and generally comply with applicable securities and other laws, EB PREC has adopted this policy (“Redemption Policy”).

1. Availability of Redemption Policy.

EB PREC will make its Redemption Policy known to current and prospective Investor Owners on its website. In addition, this Redemption Policy will be included with offering materials relating to the sale of IO Shares, including for example, our Offering Circular used as part of our Regulation A Tier 2 offering of IO Shares.

2. Conditions.

Investor Owners must have held their IO Shares for at least five years to be eligible to redeem such shares. In other words, any shares purchased from EB PREC at least five years prior are eligible for redemption.

There is no minimum number of IO Shares that an Investor Owner may request to be redeemed. There is also no maximum number of IO Shares that an Investor may request to be redeemed at one time; the Investor Owner may request redemption of all of their IO Shares, or only a portion of them. No Investor Owner is required to redeem their shares.

3. Redemption Purchase Price; Terms of Payment.

EB PREC aims to redeem IO Shares at their purchase price of $1,000, and that shall be the price for IO Shares redeemed by the Cooperative unless specifically announced by the Board. Upon redemption, Investor Owners will also receive any accrued but unpaid dividends attributable to redeemed IO Shares. Amounts due to Investor Owners upon redemption of their IO Shares shall be paid in cash.

Where the Board of EB PREC determines it is required for the financial health of EB PREC, it may reduce the purchase price below $1,000 per share. The Board will announce any such repurchase price reduction by filing a Current Report on SEC Form 1-U and by sending a notice to all Investor Owners and posting the revised repurchase price on EB PREC’s website at least 30 days prior to the effective date of the reduction. The purchase price will not be changed within the last 30 days of a redemption period.

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Under no circumstances will the purchase price be increased above $1,000 per share.

4. Number of IO Shares Repurchased by EB PREC.

The number of IO Shares to be repurchased by EB PREC under each redemption period will not exceed 5% of the number of IO shares outstanding as of a date 15 days prior to the start of the redemption period. Additional detail regarding the redemption periods, including their timing, is included in Section 5, below.

5% of shares outstanding represents the maximum IO Shares that EB PREC will redeem in any period. However, the Cooperative may repurchase fewer shares than have been requested, or none at all, in the Board’s discretion, including where there is a lack of available funds because of market conditions, the need to maintain liquidity for its operations, or because it has determined that an acquisition opportunity or other community and land stewardship priorities would be a better use of its capital than repurchasing its shares. We believe it is important to provide Investor Owners with liquidity and have no current plan to repurchase less than the number of shares requested to be repurchased, subject to the cap. The Cooperative will also not repurchase IO Shares if the repurchase would violate the restrictions on distribution under California law, which prohibits the Cooperative from redemptions that would result in the Cooperative being unable to meet its liabilities as they mature.1 Any determination to repurchase fewer shares than the 5% cap or the number of shares requested for redemption may be made up to 10 days prior to the close of the applicable redemption period, and will be subsequently disclosed to current and prospective Investor Owners through supplements to offering materials and/or current report filings, at least one week before the end of the redemption period.

5. Timing.

EB PREC will make purchases under the Redemption Policy twice each year. There will be two redemption periods each year: May 1- October 31and November 1-April 30. Investor Owners may submit their redemption requests any time during a redemption period. Investor Owners may withdraw a redemption request at any time up to seven days before the end of a redemption period by written notice to EB PREC.

EB PREC will issue payments for repurchased IO Shares within three business days of the end of most redemption periods, and up to five business days in case of oversubscription.

1 See Cal. Corp. Code Section 12453.

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6. Membership Status.

An Investor Owner’s status as a member of EB PREC will terminate effective as of the date of the notice that all of the Investor Owner’s IO Shares have been redeemed.

So long as an Investor Owner holds at least one IO Share, they will continue to have full voting and other rights as an Investor Owner of EB PREC.

7. Oversubscription.

In the event EB PREC does not redeem all shares presented for redemption in a given period, whether due to the 5% cap or insufficient cash, shares will be redeemed in the following order of priority:

(1) pro rata as to Investor Owners that own less than two IO Shares, so that no Investor Owner is left owning only a fraction of one IO Share;

(2) pro rata as to redemption requests:

(a) following the death of an Investor Owner or

(b) from Investor Owners who demonstrate, in the discretion of EB PREC’s board of directors, another involuntary exigent circumstance, such as bankruptcy;

(3) pro rata as to all other redemption requests.

EB PREC may partially redeem IO Shares, even if it results in fractional shares, so long as the Investor Owner will hold at least one full IO Share following the partial redemption. If group #1 alone is oversubscribed, EB PREC will make redemptions randomly among eligible Investor Owners. For the other groups, where an Investor Owner’s pro rata redemption amount will result in that Investor Owner only owning a fractional share, their redemption amount will be rounded down so that they own one full IO share. An Investor Owner whose entire request is not honored may make an additional request for redemption in a subsequent redemption period.

8. Modifications.

This Redemption Policy is intended to be effective indefinitely, unless modified or suspended by the Board of EB PREC. Material modifications, as well as the suspension or termination of the Redemption Policy will be promptly disclosed in Current Reports on Form 1-U filed with the SEC. Notice in writing of such events shall also be sent to all Investor Owners at least 30 days prior to the effective date of the modification, suspension, or termination.

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9. No Solicitation.

EB PREC will not solicit redemptions of IO Shares under this Redemption Policy. It shall only provide administrative updates regarding the changes or suspension of the Redemption Policy through SEC filings and, to the extent required by this Redemption Policy, notice to Investor Owners. A copy of the Redemption Policy, as may be amended, as well as disclosures regarding material terms and risks relating to the Redemption Policy, will be included in offering materials relating to Investor Owner Shares. Investor Owners desiring to submit for redemption all or a portion of their IO Shares will do so of their own volition and not at the invitation or encouragement of EB PREC. The role of EB PREC in effectuating redemptions under the Redemption Policy will be ministerial.

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